SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                          (Commission File No. 1-14728)

                                Lan Airlines S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                                  Yes          No X
                                     ---         ---

                            [Lan Airlines Letterhead]


                                  MATERIAL FACT





Santiago, March 11, 2005

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present
-------

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the material fact that Lan Airlines S.A. is currently in negotiations with the Argentine government and other local airline operators regarding the company's entrance into the passenger and cargo air transport business in Argentina, which could be carried out through the acquisition of an Argentinean airline that is currently without relevant operations. The above referenced acquisition would be made together with local investors and even though the size of the potential investment would not be material, it has been decided to make this information public given the effect it could have on the market.


Sincerely,

/s/ Alejandro de la Fuente
--------------------------
Alejandro de la Fuente
Vice President of Finance
Lan Airlines S.A.

cc.     Bolsa de Comercio de Santiago
        Bolsa de Comercio de Valparaiso
        Bolsa Electronica

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 11, 2005



                                              Lan Airlines S.A.

                                              /s/ Alejandro de la Fuente Goic
                                              -------------------------------
                                              By: Alejandro de la Fuente Goic
                                                  Chief Financial Officer